

August 19, 2010

Mr. J. Bruce Lancaster
Chief Executive Officer and Chief
  Financial Officer
O.I. Corporation
P.O. Box 9010
151 Graham Road
College Station, Texas 77842-9010

>   **Re: O.I. Corporation**
>   **Form 10-K for the fiscal year ended December 31, 2009**
>   **Filed March 15, 2010**
>   **Form 10-Q for the quarterly period ended June 30, 2010**
>   **File No. 000-06511**

Dear Mr. Lancaster:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, page 21

1.   With respect to your revenue recognition policy, please tell us why you used the term
        "generally" in the second and sixth sentences of your revenue recognition policy.
        Explain to us other revenue recognition policies that you use and how you apply the
        revenue recognition criteria discussed in SAB Topic 13.A in those transactions.

Exhibit 31.1 Certifications

2.   We note that you omitted the introductory language in paragraph 4 referring to internal
        control over financial reporting in the certification required by Exchange Act Rule 13a-
        14(a). Please file an amendment that includes the introductory language and is consistent
        with Exhibit 601(b)(31)(i) of Regulation S-K.

3.   Further, we note that you replaced the word "report" with "annual report" in paragraph 3,
        you omitted the language in paragraphs 4(d) and 5 that is in parentheses and you made
        other changes to the wording in paragraphs 4 and 4(a). When you file your amendment
        pursuant to the above comment, please also revise the wording in the certification so that
        it is consistent with the Exhibit 601(b)(31)(i) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended June 30, 2010

Item 4. Controls and Procedures

4.   We note your disclosure that there were no changes in your internal control subsequent to
        the date of the evaluation performed by your CEO/CFO. To the extent that your
        disclosure was provided to address Item 308(c) of Regulation S-K which requires
        disclosure of any change that occurred *during the quarter* that materially affected, or is
        reasonably likely to materially affect, your internal control over financial reporting,
        please note that the need for disclosure is not limited to changes that could affect your
        internal control over financial reporting subsequent to the date of your evaluation. Please
        correct the disclosure in future filings or advise us.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 or me at (202) 551-3671 if you have any questions.

Sincerely,

Martin James
Senior Assistant Chief Accountant